UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of September 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No  ☒

Lisbon, September 8th 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	NATURGAS ENERGIA ACQUIRES FULL CONTROL OF GASNALSA

Naturgas Energía Grupo, S.A. (“Naturgas”), a company 56.3% owned by HC Energia, agreed to acquire the remaining 50% in the share capital of gas distribution company Gasnalsa through the acquisition of the minority stakes of Ayuntamiento de Vitoria-Gasteiz (20%), Diputación Foral de Alava (20%) and Gas Natural (10%). This transaction amounts to 45 million euros.

This agreement represents another important step towards the consolidation of Naturgas as an integrated energy operator and market leader in the Basque Country’s gas market. This operation is part of Naturgas’ strategy to acquire local municipalities’ distribution companies where Naturgas has majority stakes.

This deal is pending regulatory approval from Spanish Ministery of Economy and CNE. A decision from these entities is expected in approximately two months.

In 2005, Gasnalsa reported total revenues of 27.7 million euros, EBITDA of 8.2 million euros and provided services to 60,000 costumers. In 2005, Gasnalsa was consolidated in EDP’s financial statements by the proportional method.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal

Share Capital €3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 8, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name: António Luís Guerra Nunes Mexia
Title: Chief Executive Officer